Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results For Three Months

Ended March 31, 2016

BEIJING--/PRNewswire/-- May 5, 2016--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China today announced unaudited financial results for the second quarter ended March 31, 2016. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

Highlights for the Second Fiscal Quarter Ended March 31, 2016

Corporate Strategies

The Company and DuPont Pioneer, the advanced seed and genetics business of DuPont (NYSE: DD) jointly announced a commercial licensing agreement to develop new seed technologies for Chinese farmers on April 4, 2016. This combined effort will contribute to the modernization of China’s agriculture system and improved food security, which the government has set as priorities.

Key Financial Results

(in thousands RMB)	Q2 FY2016	Q2 FY2015	% of change

Segment net revenue:

Seed production & distribution	2,541	3,838	(33.8)%

Biotech & Product Development	211	-	100.0%

Segment total net revenues	2,752	3,838	(28.3)%

Financial Results for the Second Fiscal Quarter Ended March 31, 2016

During the second quarter of fiscal year 2016, the Company generated revenues of RMB2.8 million (US$0.4 million) compared with RMB3.8 million for the three months ended March 31, 2015. Revenues of seed production & distribution generated this quarter were mainly from scrap sales, while revenues of Biotech & Product Development represented the conversion and testing fees from DuPont Pioneer. The majority of Origin’s revenues are recorded in the third and fourth fiscal quarters as a result of our revenue recognition policy.

Deferred revenues were RMB418.8 million (US$64.8 million) as of March 31, 2016, compared with RMB423.1 million on March 31, 2015. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Gross loss for the second quarter of fiscal 2016 was RMB5.6 million (US$0.9 million) compared with a gross loss of RMB1.7 million in the second quarter of fiscal 2015. Negative gross margin was a result of scrap sales of some rice seed products during this quarter.

Total operating expenses for the second quarter ended March 31, 2016, were RMB24.9 million (US$3.8 million), up 25% from RMB19.8 million for the same period in fiscal 2015. The increase was mainly due to increased inventory shipping costs. Specifically, selling and marketing expenses were RMB8.4 million (US$1.3 million) for the second quarter of fiscal 2016, an increase of 35% from RMB6.2 million for the same period last year. General and administrative expenses were RMB9.9 million (US$1.5 million) for the second quarter ended March 31, 2016, which was consistent with RMB9.2 million for the same period last year. Research and development expenses were RMB8.8 million (US$1.4 million) in the second quarter of fiscal 2016, compared with RMB8.9 million for the same period last year, also consistent with the same period last year.

Operating loss for the second quarter of fiscal 2016 amounted to RMB30.4 million (US$4.7 million) compared with an operating loss of RMB21.5 million for the same period in fiscal 2015. The increased operating loss was mainly due to handling of the scrap rice seed products at lower price and increased inventory shipping costs.

Net loss attributable to the Company for the second quarter of fiscal 2016 was RMB28.1 million (US$4.4 million), or net loss per basic and diluted share of RMB1.23 (US$0.19), compared to a net loss of RMB25.9 million, or net loss per basic and diluted share of RMB1.14 in the same period one year ago.

BALANCE SHEET

As of March 31, 2016, cash and cash equivalents were RMB40.2 million (US$6.2 million) and shareholders' equity attributable to the Company was RMB184.0 million (US$28.5 million).

The Company had short-term borrowings of RMB220.0 million (US$34.0 million) and long-term borrowing of RMB53.7 million (US$8.3 million). The total borrowings decreased by 8.1% from the total borrowings of RMB 297.7 million for the same period last year. Short-term borrowings were mainly for working capital, while long-term borrowing was mainly used in relation with the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Advances from customers were RMB62.8 million (US$9.7 million) as of March 31, 2016. These advances represent cash receipts for orders in the upcoming selling season.

Management and Board Changes

The Board of Directors of Origin announced Dr. William S. Niebur as the company's new President, CEO and Director. Dr. Gengchen Han will retain his position as Chairman of the Board, effective April 25, 2016.

Yasheng Yang and James Kang resigned their position as directors, effective April 25, 2016.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended March 31,
	2015	2016
	RMB	RMB	USD

Revenues	3,838	2,752	426
Cost of revenues	(5,501)	(8,308)	(1,286)
Gross loss	(1,663)	(5,556)	(860)
Operating expenses:
Selling and marketing	(6,217)	(8,388)	(1,298)
General and administrative	(9,190)	(9,948)	(1,540)
Research and development	(8,868)	(8,752)	(1,355)
Other operating income, net	4,467	2,228	346
Total operating expenses	(19,808)	(24,860)	(3,847

Loss from operations	(21,471)	(30,416)	(4,707)

Interest expense	(5,571)	(3,462)	(536)
Interest income	582	60	9
Loss before income tax expense	(26,460)	(33,818)	(5,234)
Income tax expense
Current	(31)	(45)	(7)
Deferred	-	-	-
Income tax expense	(31)	(45)	(7)
Net loss	(26,491)	(33,863)	(5,241)
Less: Net loss attributable to the non-controlling interests	(575)	(5,756)	(891)

Net loss attributable to Origin Agritech Limited	(25,916)	(28,107)	(4,350)

Other comprehensive loss
Net loss	(26,491)	(33,863)	(5,241)
Foreign currency translation difference	(483)	433	67
Comprehensive loss	(26,974)	(33,430)	(5,174)
Less: Comprehensive loss attributable to non-controlling interests	(575)	(5,756)	(891)
Comprehensive loss attributable to Origin Agritech Limited	(26,399)	(27,674)	(4,283)

Net loss attributable to Origin Agritech Limited per share – basic	(1.14)	(1.23)	(0.19)
Net loss attributable to Origin Agritech Limited per share – diluted	(1.14)	(1.23)	(0.19)

Shares used in calculating basic and diluted net loss per share	22,738,541	22,843,541	22,843,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2015	9/30/2015	3/31/2016	3/31/2016
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	37,302	66,025	40,247	6,229
Restricted cash	-	-	20,280	3,139
Accounts receivable	6,243	2,051	5,599	867
Due from related parties	8,200	-	2,280	353
Advances to suppliers	13,207	10,484	13,775	2,132
Advances to growers	1,777	20,796	4,873	754
Inventories	645,591	439,562	559,955	86,664
Income tax recoverable	48	48	48	7
Other current assets	5,870	4,793	4,784	740
Total current assets	718,238	543,759	651,841	100,885
Restricted cash	20,000	20,280	-	-
Land use rights, net	31,921	31,722	31,120	4,816
Plant and equipment, net	330,706	324,905	316,962	49,056
Equity investments	23,721	18,721	18,721	2,897
Goodwill	11,973	11,973	11,973	1,853
Acquired intangible assets, net	36,066	31,390	29,998	4,643
Other assets	2,838	3,079	2,477	383
Total assets	1,175,463	985,829	1,063,092	164,533
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	225,000	220,000	220,000	34,049
Current portion of long-term borrowings	25,500	24,000	32,657	5,055
Accounts payable	7,933	4,389	7,670	1,187
Due to growers	6,659	17,337	6,099	944
Due to related parties	11,475	42,284	11,550	1,788
Advances from customers	100,052	264,547	62,761	9,713
Deferred revenues	423,067	11,248	418,816	64,820
Income tax payable	-	37	45	7
Other payables and accrued expenses	54,347	50,298	34,830	5,391
Total current liabilities	854,033	634,140	794,428	122,954
Long-term borrowings	47,172	40,972	21,000	3,250
Other long-term liability	18,322	19,939	19,270	2,982
Total liabilities	919,527	695,051	834,698	129,186

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163, 24,091,163 and 24,151,163 shares issued as of March 31, 2015, September 30, 2015 and March 31, 2016, respectively;
22,738,541, 22,813,541 and 22,873,541 shares outstanding as of
March 31, 2015, September 30, 2015 and March 31, 2016, respectively)	-	-
Additional paid-in capital	402,026	402,500	403,422	62,438
Accumulated deficit	(158,419)	(116,808)	(173,689)	(26,882)
Treasury stock at cost (1,277,622, 1,277,672 and 1,277,622 shares	(37,445)	(37,445)	(37,445)	(5,795)
as of March 31, 2015, September 30, 2015 and March 31, 2016, respectively)
Accumulated other comprehensive loss	(4,528)	(7,053)	(8,294)	(1,286)
Total Origin Agritech Limited shareholders’ equity	201,634	241,194	183,994	28,475

Non-controlling interests	54,302	49,584	44,400	6,872
Total equity	255,936	290,778	228,394	35,347

Total liabilities and equity	1,175,463	985,829	1,063,092	164,533

UNAUDITED SEGMENT INFORMATION

Contributions of the major activities and profitability information of the Company’s reportable segments for the three months ended March 31, 2015 and 2016 are as follows:

(In thousands)	Three Months ended March 31,
	2015	2016
	RMB	RMB	US$
Segment net revenues
Seed Production & Distribution	3,838	2,541	393
Biotech & Product Development	-	211	33
Segment total net revenues	3,838	2,752	426
Inter-segment sales eliminations	-	-	-
Reconciliation to consolidated revenues	3,838	2,752	426

Segment operating loss
Seed Production & Distribution	14,665	20,895	3,234
Biotech & Product Development	5,234	6,266	970
Total segment operating loss	19,899	27,161	4,204
Unallocated corporate operating expenses, net	1,572	3,255	503
Reconciliation to consolidated loss from operations	21,471	30,416	4,707

CONTACT:

Song Xu

song.xu@originseed.com.cn

+86 10 5890-7556

Investor Relations

ir@originseed.com.cn

+86 10 5890-7506